UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES Exchange ACT OF 1934

For the month of November 2024

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

Share Purchase Agreement for Centogene GmbH

On November 12, 2024, Centogene N.V. (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with Charme IV, an Italian Fund represented by Charme Capital Partners Limited (“BidCo”), for the acquisition by BidCo from the Company of all of the issued and outstanding share capital (the “Shares”) of Centogene GmbH, a limited liability company under German law and a wholly owned subsidiary of the Company (“Centogene Germany”) and certain intra-group receivables (such transactions, collectively, the “Transaction”), for an aggregate purchase price of (i) € 8,717,906.80 in cash (the “Cash Consideration”) to be paid upon the consummation of the Transaction (the “Closing”) and (ii) the assumption by BidCo at Closing of the Company’s rights, obligations and liabilities under the existing convertible loan agreement, dated as of October 26, 2023, between the Company and Pharmaceutical Investment Company (“PIC”) (as amended to date, the “Convertible Loan Agreement”).

The Closing is subject to the satisfaction or waiver of certain conditions under the Share Purchase Agreement, including (i) the receipt of the requisite approval (or deemed approval) of the Transaction by the Board of Directors or Governor of the General Authority for Competition of the Kingdom of Saudi Arabia, (ii) adoption of resolutions by the Company’s general meeting approving the Transaction and the subsequent dissolution of the Company and appointment of the Company’s liquidator and custodian (collectively, the “EGM Resolutions”), (iii) Centogene Germany not being materially insolvent prior to or at Closing, (iv) Oxford Finance LLC, the Company’s senior lender (“Oxford”), not having taken certain actions prior to or at Closing that would lead to Centogene Germany being materially insolvent or over-indebted, the Company ceasing to own the Shares or Centogene Germany ceasing to own any of its own assets, (v) the Company’s completion of an internal reorganization to unwind certain of the Company’s existing intra-group receivables, (vi) the execution and effectiveness of certain agreements with PIC and Genomics Innovations Company Ltd. (the “JV”), the existing joint venture between the Company and PIC, to be entered into in connection with the Transaction, as described below, and (vii) the execution and effectiveness of certain agreements with Oxford to be entered into in connection with the Transaction, as described below. The Share Purchase Agreement contains customary representations and warranties and affirmative and negative covenants of the Company and BidCo. If the Closing conditions have not been satisfied or waived before March 31, 2025, then BidCo may, in its sole discretion, either terminate the Share Purchase Agreement by written notice to the Company or the Company and BidCo may jointly postpone satisfaction of the Closing conditions to a date not later than June 30, 2025. In the event the Closing conditions are not satisfied or waived after such date, then the Company and BidCo may, each in their sole discretion, terminate the Share Purchase Agreement by written notice to the other party.

The foregoing description of the Share Purchase Agreement is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is attached as Exhibit 99.1 hereto, and which is incorporated by reference herein.

In connection with the Company’s entry into the SPA, each of DPE Deutschland II A GmbH & Co KG, DPE Deutschland II B GmbH & Co KG, TVM Life Science Innovation I, L.P., TVM Life Science Innovation II SCSp and Careventures Fund II SCSp and each Managing Director (and one former Managing Director) of the Company have entered into an irrevocable undertaking with the Company (each, an “Irrevocable Undertaking”) pursuant to which each such shareholder has agreed to, among other things, vote the ordinary shares of the Company held by such shareholder, directly or indirectly, on the record date for the Company’s extraordinary general meeting to be convened to approve the Transaction (i) in favor of the EGM Resolutions and (ii) against any voting item that is aimed at or reasonably expected to delay, prevent or impede the implementation or consummation of the Transaction and the Liquidation (as defined below). The foregoing shareholders own collectively approximately 57% of the Company’s outstanding ordinary shares.

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Novation of Centogene-PIC Joint Venture Agreement

It is a Closing condition under the Share Purchase Agreement that the Company, PIC, the JV and BidCo shall have entered into specified agreements pursuant to which (among other things), effective on or before the Closing, the Company will (i) transfer to Centogene Germany all of the equity interests held by the Company in the JV (such equity interests representing approximately 4% of the outstanding equity interests in the JV) and (ii) novate to Centogene Germany the Joint Venture Agreement, dated as of June 26, 2023, between the Company and PIC relating to the JV (as amended to date, the “JV Agreement”) and all of the existing commercial agreements (the Laboratory Services Agreement, the Technology Transfer and Intellectual Property License Agreement and the Consultancy Agreement) between the Company and the JV relating to the JV, such that, from and after the effectiveness of such novations, the Company shall have no further rights, obligations or liabilities to or under, or any interest in, the JV, the JV Agreement or any such commercial agreements.

Assumption of PIC Convertible Loan Agreement

It is a Closing condition under the Share Purchase Agreement that the Company, PIC and BidCo shall have entered into an agreement pursuant to which (among other things), effective upon the Closing, BidCo or any of its subsidiaries will assume all of the Company’s rights, obligations and liabilities under the Convertible Loan Agreement and the Company will be released from all of its rights, obligations and liabilities under the Convertible Loan Agreement (including any obligation to repay any outstanding amounts thereunder or to issue any equity securities of the Company thereunder).

Short-Term Loan Facility Agreement

On November 12, 2024, Centogene Germany and the JV entered into a short-term loan facility agreement (the “Short-Term Loan Facility Agreement”), pursuant to which the JV will lend Centogene Germany up to €15,000,000 for the purpose of funding Centogene Germany’s required cash flow until the earlier of the Closing or March 31, 2025. Centogene Germany has granted to the JV a security interest in certain accounts receivable owing to Centogene Germany pursuant to a Receivables Pledge Agreement between Centogene Germany and the JV dated as of November 12, 2024 (the “Receivables Pledge Agreement”) to secure Centogene Germany’s repayment obligations under the Short-Term Loan Facility Agreement.

The foregoing descriptions of the Short-Term Loan Facility Agreement and the Receivables Pledge Agreement are qualified in their entirety by reference to the Short-Term Loan Facility Agreement and the Receivables Pledge Agreement, copies of which are attached as Exhibits 99.3 and 99.4 hereto, respectively, and which are incorporated by reference herein.

Oxford Forbearance and Fifth Amendment; Amended and Restated Loan and Security Agreement

On November 12, 2024, the Company and Oxford entered into a Forbearance Agreement and Fifth Amendment to Loan and Security Agreement (the “Forbearance Agreement and Fifth Amendment”), which, among other things, provides (i) consent by Oxford to the execution by the Company of the Share Purchase Agreement and the consummation of the transactions described therein, (ii) forbearance by Oxford from exercising remedies as a secured lender with respect to any existing defaults under the existing loan and security agreement, dated as of January 31, 2022, between the Company and Oxford (as amended to date, the “Loan and Security Agreement”) and (iii) for certain interest payments of the Company to be paid-in-kind prior to the Closing.

The foregoing description of the Forbearance Agreement and Fifth Amendment is qualified in its entirety by reference to the Forbearance Agreement and Fifth Amendment, a copy of which is attached as Exhibit 99.5 hereto, and which is incorporated by reference herein.

Additionally, it is a Closing condition under the Share Purchase Agreement that BidCo and Oxford shall have entered into an amendment and restatement of the Loan and Security Agreement pursuant to which (among other things), effective upon the Closing, (i) BidCo will become party to the Loan and Security Agreement, in its capacity as the parent entity of Centogene Germany effective as of the Closing, and (ii) the Company will be replaced by Centogene Germany as the facility borrower under the Loan and Security Agreement, such that the Company shall have no further rights, obligations or liabilities thereunder, with all security interests in the Company’s assets held by Oxford pursuant to the Loan and Security Agreement and related agreements being fully released.

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Planned Dissolution and Liquidation

Following the Closing, the Company and its remaining subsidiaries (Centogene Switzerland AG and CentoSafe B.V.) will no longer have any operations and, in connection therewith, the Company intends to (i) liquidate such remaining subsidiaries and (ii) propose to the Company’s general meeting that the Company enter into dissolution and liquidation with effect from the moment immediately following the Closing in accordance with the laws of the Netherlands and the Company’s organizational documents (collectively, the “Liquidation”). Following the liquidation of the Company’s remaining subsidiaries, it is expected that the Company will not have any remaining assets, other than a cash amount equal to the Cash Consideration, which shall be applied towards covering the Company’s running costs until the finalization of the Liquidation, and no remaining liabilities, except for running costs during the Liquidation.

In connection with the Liquidation, after having paid all of the Company’s residual liabilities (if any), the Company shall distribute, as a final liquidation distribution, all of its remaining assets (which, at that time, are expected to consist only of a cash amount) to its shareholders and to the holders of vested equity awards issued by the Company in respect of the Company’s ordinary shares underlying such equity awards (the “Liquidation Distribution”). Pursuant to the Share Purchase Agreement, if and to the extent the Company would be in a position to distribute more than $0.20 per ordinary share in its share capital in connection with the Liquidation, the Company must repay the excess to BidCo immediately prior to making the Liquidation Distribution. As a consequence, the Liquidation Distribution shall not exceed $0.20 per ordinary share. However, because at least part of the Cash Consideration is expected to be applied towards covering the Company’s running costs until the finalization of the liquidation process, there is no certainty that the above-mentioned $0.20 per ordinary share, or a certain part thereof, will be distributed to the Company’s shareholders following the Transaction. The Liquidation Distribution will therefore be less, and may even be significantly less, than the Cash Consideration. The Liquidation Distribution may also be less, or even significantly less, than the above-mentioned $0.20 per ordinary share, and could even be reduced to zero. The Liquidation Distribution will be made subject to any applicable withholding taxes, if any. The Company currently estimates that, after taking into account the Company’s anticipated running costs until the finalization of the liquidation process and Transaction-related expenses and liabilities, approximately €5,522,000 will be available for the Liquidation Distribution to the Company’s shareholders, although there can be no assurances as to the exact amount of the Liquidation Distribution, if any.

The Liquidation Distribution is expected to be made upon completion of the Liquidation and associated formalities under applicable law, which entails – among other matters – a creditor opposition period of two months, which will commence no earlier than the Closing date. The exact record date and payment date of the Liquidation Distribution will depend on the Liquidation process and will be communicated by the Company on its website in due course.

Press Release

On November 13, 2024, the Company issued a press release in connection with Transaction. A copy of the press release is attached hereto as Exhibit 99.6.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2024

CENTOGENE N.V.

By:	/s/ Kim Stratton
	Name:	Kim Stratton
	Title:	Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Share Purchase Agreement

99.2	Form of Irrevocable Undertaking

99.3	Short-Term Loan Facility Agreement

99.4	Receivables Pledge Agreement

99.5	Forbearance Agreement and Fifth Amendment

99.6	Press Release

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